UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
517834107
(CUSIP Number)
J. Alberto Gonzalez-Pita, Esq. c/o Las Vegas Sands Corp. 3355 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 414-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	Page 2 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 150,910,027 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 184,910,027 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,910,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (1)
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)	Based upon a total of 641,839,797 shares of Common Stock outstanding as of November 14, 2008.

CUSIP No. 517834107	Page 3 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 146,278,117 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 86,363,636 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,278,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (2)
14	TYPE OF REPORTING PERSON IN

-------------------------

(2)	Based upon a total of 641,839,797 shares of Common Stock outstanding as of November 14, 2008.

CUSIP No. 517834107	Page 4 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 150,258,765 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 150,258,765 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,258,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (3)
14	TYPE OF REPORTING PERSON IN

-------------------------

(3)	Based upon a total of 641,839,797 shares of Common Stock outstanding as of November 14, 2008.

CUSIP No. 517834107	Page 5 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 17,029,479 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 29,479 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,029,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (4)
14	TYPE OF REPORTING PERSON IN

-------------------------

(4)	Based upon a total of 641,839,797 shares of Common Stock outstanding as of November 14, 2008.

CUSIP No. 517834107	Page 6 of 18 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Timothy D. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 17,007,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,007,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (5)
14	TYPE OF REPORTING PERSON IN

-------------------------

(5)	Based upon a total of 641,839,797 shares of Common Stock outstanding as of November 14, 2008.

CUSIP No. 517834107	Page 7 of 18 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Sheldon G. Adelson (“Mr. Adelson”), Dr. Miriam Adelson (“Dr. Adelson”), Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005 (the “Family Trust”), Irwin Chafetz (“Mr. Chafetz”) and Timothy D. Stein, Esq. (“Mr. Stein,” and together with Mr. Adelson, Dr. Adelson, the Family Trust and Mr. Stein, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 331,188,144 shares of Common Stock, or 51.6%, of the Company’s total number of shares of Common Stock outstanding as of November 14, 2008, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons also acknowledge they are acting as a “group” for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual.

Item 2.	Identity and Background.
(a)	The names of the persons filing this statement are:
(i)	Mr. Adelson;
(ii)	Dr. Adelson;
(iii)	the Family Trust;
(iv)	Mr. Chafetz; and
(v)	Mr. Stein.
(b)	The business address of the principal offices of (i) Mr. Adelson, (ii) Dr. Adelson, (iii) the Family Trust and (iv) Mr. Chafetz is:

c/o Las Vegas Sands Corp.

3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109.

The business address of the principal office of Mr. Stein is:

c/o Lourie & Cutler, P.C.

60 State Street
Boston, Massachusetts 02109.
(c)	The present principal occupations of the Reporting Persons are:

CUSIP No. 517834107	Page 8 of 18 Pages

SCHEDULE 13D

(i)	Mr. Adelson: Chairman of the Board of Directors and Chief Executive Officer of the Issuer.
(ii)	Dr. Adelson: Physician.
(iii)	The Family Trust: Not applicable.
(iv)

Mr. Chafetz: Member of the Board of Directors of the Issuer and member of the board of directors of The Interface Group, LLC, a Massachusetts limited liability company that controls Interface Group-Massachusetts, LLC, a company that owns and operates Interface Travel, a retail travel agency, and Sunburst Vacations LLC.

(v)	Mr. Stein: Principal at Lourie & Cutler, P.C.
(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the following countries:
(i)	Mr. Adelson is a citizen of the United States.
(ii)	Dr. Adelson is a citizen of the United States and Israel.
(iii)	The Family Trust is organized under the laws of Nevada.
(iv)	Mr. Chafetz is a citizen of the United States.
(v)	Mr. Stein is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.

On September 30, 2008, Dr. Adelson purchased $475 million aggregate principal amount of the Issuer’s 6.5% convertible senior notes (the “Notes”) using personal funds. On November 14, 2008, pursuant to the Note Conversion and Securities Purchase Agreement, dated November 10, 2008, between Issuer and Dr. Adelson, as amended (as amended, the “Note Conversion and Securities Purchase Agreement”), Dr. Adelson converted $475 million aggregate principal amount of Notes into 86,363,636 shares of Common Stock, at a conversion price equal to $5.50 per share, and Dr. Adelson purchased 5,250,000 shares of

CUSIP No. 517834107	Page 9 of 18 Pages

SCHEDULE 13D

10% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) and warrants to purchase an aggregate of approximately 87,500,175 shares of Common Stock at an exercise price of $6.00 per share (the “Warrants”) using personal funds. The total aggregate price paid by Dr. Adelson for the Series A Preferred Stock and Warrants was $525,000,000.

Concurrently with the issuance and sale of Series A Preferred Stock and Warrants to Dr. Adelson, the Issuer issued and sold 200,000,000 shares of Common Stock, 5,196,300 shares of Series A Preferred Stock and Warrants to purchase an aggregate of approximately 86,605,173 shares of Common Stock at an exercise price of $6.00 per share in an underwritten public offering.

Item 4.	Purpose of Transaction.

The disclosure under Item 3 hereof is incorporated by reference. The Reporting Persons will review their holdings in the Issuer on a continuous basis, and, depending on various factors, may increase or decrease their investment in the Issuer. In addition, as a result of the Reporting Persons’ stock ownership, Mr. Adelson’s position as Chairman of the Issuer’s Board of Directors and Chief Executive Officer of the Issuer and Mr. Chafetz’s position as a director of the Issuer, the Reporting Persons are in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval. From time to time, the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Except as described above in this Item 4, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)

Incorporated by reference from Item 11 of the cover page of each Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. The share ownership reported herein does not include shares of Common Stock beneficially owned by the other Reporting Persons.

(b)

Mr. Adelson beneficially owns an aggregate of 184,910,027 shares of Common Stock (approximately 28.8% of the total number of shares of Common Stock outstanding as of November 14, 2008). Of these shares, (i) 100 shares are owned directly by Mr. Adelson, (ii) 68,882 shares are currently issuable upon the exercise of vested options, (iii) 150,258,765 shares are held by the Family Trust and (iv) 34,582,280 shares are beneficially owned by various other trusts as described below. Mr. Adelson has sole voting control over 150,910,027 shares of Common Stock, of which (i) 100 shares are owned directly by Mr.

CUSIP No. 517834107	Page 10 of 18 Pages

SCHEDULE 13D

Adelson, (ii) 68,882 shares are currently issuable upon the exercise of vested options, (iii) 150,258,765 shares are owned by the Family Trust and (iv) 582,280 shares are owned by the Dr. Miriam and Sheldon G. Adelson Charitable Trust (the “Charitable Trust”). Mr. Adelson has sole dispositive control over 184,910,027 shares of Common Stock, of which (i) 100 shares are owned directly by Mr. Adelson, (ii) 68,882 shares are currently issuable upon the exercise of vested options, (iii) 150,258,765 shares are owned by the Family Trust, (iv) 582,280 shares are owned by the Charitable Trust and (v) 34,000,000 shares are owned by various other trusts as described below.

Dr. Adelson beneficially owns an aggregate of 146,278,117 shares of Common Stock (approximately 22.8% of the total number of shares of Common Stock outstanding as of November 14, 2008). Of these shares, (i) 86,363,636 shares are owned directly by Dr. Adelson and (ii) 59,914,481 shares are held by various trusts as described below. Dr. Adelson has sole voting control over 146,278,117 shares of Common Stock, of which (i) 86,363,636 shares are owned directly by Dr. Adelson and (ii) 59,914,481 shares are held by various trusts as described below. Dr. Adelson has sole dispositive power over the 86,363,636 shares of Common Stock owned directly by her.

The Family Trust directly owns 150,258,765 shares of Common Stock (approximately 23.4% of the total number of shares of Common Stock outstanding as of November 14, 2008). Mr. Adelson has the authority to vote and dispose of the 150,258,765 shares of Common Stock owned by the Family Trust.

Mr. Chafetz beneficially owns an aggregate of 17,029,479 shares of Common Stock (approximately 2.7% of the total number of shares of Common Stock outstanding as of November 14, 2008). Of these shares, (i) 3,497 shares are restricted Common Stock owned directly by Mr. Chafetz, (ii) 2,982 shares are currently issuable upon the exercise of vested options, (iii) 23,000 shares are owned directly by Mr. Chafetz and (iv) 17,000,000 shares are held by various trusts as described below. Mr. Chafetz has sole voting and dispositive control over 29,479 shares of Common Stock, of which (i) 3,497 shares are restricted Common Stock owned directly by Mr. Chafetz, (ii) 2,982 shares are currently issuable upon the exercise of vested options and (iii) 23,000 shares are owned directly by Mr. Chafetz. Mr. Chafetz has sole voting control over 17,000,000 shares of Common Stock held by various trusts as described below.

Mr. Stein beneficially owns an aggregate of 17,007,000 shares of Common Stock (approximately 2.6% of the total number of shares of Common Stock outstanding as of November 14, 2008). This includes (i) 7,000 shares owned directly by Mr. Stein, (ii) 8,500,000 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson July 2008 Two Year LVS Annuity Trust (the “July 2008 Two Year Trust”) and (iii) 8,500,000 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson July 2008 Three Year LVS Annuity Trust (the “July 2008 Three Year Trust”). Mr. Stein has sole voting and dispositive power over the shares held directly by him. Mr. Stein has sole voting control over 17,000,000 shares of Common Stock, 8,500,000 shares of which are owned by the July 2008 Two Year Trust and 8,500,000 shares of which are owned by the July 2008 Three Year Trust.

CUSIP No. 517834107	Page 11 of 18 Pages

SCHEDULE 13D

Mr. Adelson and Timothy Stein are co-trustees of the July 2008 Two Year Trust. The July 2008 Two Year Trust directly owns 8,500,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 8,500,000 shares of Common Stock owned by the July 2008 Two Year Trust. Mr. Stein has the authority to vote the 8,500,000 shares of Common Stock owned by the July 2008 Two Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the July 2008 Two Year Trust.

Messrs. Adelson and Stein are co-trustees of the July 2008 Three Year Trust. The July 2008 Three Year Trust directly owns 8,500,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 8,500,000 shares of Common Stock owned by the July 2008 Three Year Trust. Mr. Stein has the authority to vote the 8,500,000 shares of Common Stock owned by the July 2008 Three Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the July 2008 Three Year Trust.

Mr. Adelson and Irwin Chafetz are co-trustees of the Sheldon G. Adelson April 2008 Two Year LVS Annuity Trust (the “April 2008 Two Year Trust”). The April 2008 Two Year Trust directly owns 1,937,023 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 1,937,023 shares of Common Stock owned by the April 2008 Two Year Trust. Mr. Chafetz has the authority to vote the 1,937,023 shares of Common Stock owned by April 2008 Two Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the April 2008 Two Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson April 2008 Three Year LVS Annuity Trust (the “April 2008 Three Year Trust”). The April 2008 Three Year Trust directly owns 1,937,023 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 1,937,023 shares of Common Stock owned by the April 2008 Three Year Trust. Mr. Chafetz has the authority to vote the 1,937,023 shares of Common Stock owned by April 2008 Three Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the April 2008 Three Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson July 2007 Two Year LVS Annuity Trust (the “July 2007 Two Year Trust”). The July 2007 Two Year Trust directly owns 3,868,023 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 3,868,023 shares of Common Stock owned by the July 2007 Two Year Trust. Mr. Chafetz has the authority to vote the 3,868,023 shares of Common Stock owned by the July 2007 Two Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the July 2007 Two Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson July 2007 Three Year LVS Annuity Trust (the “July 2007 Three Year Trust”). The July 2007 Three Year Trust directly owns 4,292,989 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 4,292,989 shares of Common Stock owned by the July 2007 Three Year Trust. Mr. Chafetz has the authority to vote the 4,292,989 shares of Common

CUSIP No. 517834107	Page 12 of 18 Pages

SCHEDULE 13D

Stock owned by the July 2007 Three Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the July 2007 Three Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson 2007 Two Year LVS Annuity Trust (the “2007 Two Year Trust”). The 2007 Two Year Trust directly owns 2,246,305 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 2,246,305 shares of Common Stock owned by the 2007 Two Year Trust. Mr. Chafetz has the authority to vote the 2,246,305 shares of Common Stock owned by the 2007 Two Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the 2007 Two Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson 2007 Three Year LVS Annuity Trust (the “2007 Three Year Trust”). The 2007 Three Year Trust directly owns 2,718,637 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 2,718,637 shares of Common Stock owned by the 2007 Three Year Trust. Mr. Chafetz has the authority to vote the 2,718,637 shares of Common Stock owned by the 2007 Three Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the 2007 Three Year Trust.

Mr. Adelson is the trustee and Dr. Adelson is the successor trustee of the Charitable Trust. The Charitable Trust directly owns 582,280 shares of Common Stock. Mr. Adelson has the authority to vote and dispose of the 582,280 shares of Common Stock owned by the Charitable Trust. Mr. Adelson and Dr. Adelson disclaim beneficial ownership of the Common Stock owned by the Charitable Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT S Trust (the “ESBT S Trust”). The ESBT S Trust directly owns 13,692,516 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,516 shares of Common Stock owned by the ESBT S Trust. Dr. Adelson has the authority to vote the 13,692,516 shares of Common Stock owned by the ESBT S Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the ESBT S Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT Y Trust (the “ESBT Y Trust”). The ESBT Y Trust directly owns 13,692,516 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,516 shares of Common Stock owned by the ESBT Y Trust. Dr. Adelson has the authority to vote the 13,692,516 shares of Common Stock owned by the ESBT Y Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the ESBT Y Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST A Trust (the “QSST A Trust”). The QSST A Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,517 shares of Common Stock owned by the QSST A Trust. Dr. Adelson has the authority to vote the 13,692,517 shares of Common Stock owned by the QSST A Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the QSST A Trust.

CUSIP No. 517834107	Page 13 of 18 Pages

SCHEDULE 13D

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST M Trust (the “QSST M Trust”). The QSST M Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,517 shares of Common Stock owned by the QSST M Trust. Dr. Adelson has the authority to vote the 13,692,517 shares of Common Stock owned by the QSST M Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the QSST M Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Sheldon G. Adelson 2004 Remainder Trust (the “2004 Remainder Trust”). The 2004 Remainder Trust directly owns 5,144,415 shares of Common Stock. A majority of the trustees share dispositive control over the Common Stock owned by the 2004 Remainder Trust. Dr. Adelson has the authority to vote the 5,144,415 shares of Common Stock owned by the 2004 Remainder Trust. Messrs. Chafetz and Stein disclaim such beneficial ownership of the Common Stock owned by the 2004 Remainder Trust.

(c)	The disclosure under Item 4 hereof is incorporated by reference.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure under Item 3 and Item 4 hereof is incorporated by reference.

Convertible Note Purchase Agreement. On September 30, 2008, Dr. Adelson entered into the Convertible Note Purchase Agreement with the Issuer (the “Convertible Note Purchase Agreement”). Pursuant to the Convertible Note Purchase Agreement, the Issuer sold, in a private placement transaction, $475.0 million in aggregate principal amount of the Notes to Dr. Adelson. The Notes were issued pursuant to an indenture, dated as of September 30, 2008, between the Issuer and U.S. Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture thereto, dated as of September 30, 2008. The issuance of Notes and related transactions were approved by the Board of Directors of the Issuer upon the recommendation of a special committee consisting of independent directors.

The Issuer made certain customary representations and warranties concerning the Issuer. In addition, the Issuer agreed to reimburse Dr. Adelson for expenses incurred in connection with the preparation, negotiation, execution and delivery of the Convertible Note Purchase Agreement and related transaction documentation.

Note Conversion and Securities Purchase Agreement and Amendment thereto. On November 10, 2008, Dr. Adelson entered into the Note Conversion and Securities Purchase Agreement with the Issuer. Pursuant to the Note Conversion and Securities Purchase Agreement, the Issuer agreed to issue and sell to Dr. Adelson 5,250,000 shares of Series A Preferred Stock and Warrants to purchase an aggregate of up to 87,500,175

CUSIP No. 517834107	Page 14 of 18 Pages

SCHEDULE 13D

shares of Common Stock at an exercise price of $6.00 per share, on substantially the same terms as those offered in the Issuer’s concurrent underwritten public offering, and the purchase closed on November 14, 2008. Dr. Adelson also agreed to convert $475 million aggregate principal amount of the Notes into shares of the Common Stock at a conversion price equal to $5.50 per share, upon receipt of all necessary approvals. On November 12, 2008, the Issuer and Dr. Adelson entered into an Amendment to the Note Conversion and Securities Purchase Agreement that provided for the conversion of the Notes concurrently with the closing of the concurrent underwritten public offering. On November 14, 2008, the Issuer issued 86,363,636 shares of Common Stock to Dr. Adelson upon conversion of the Notes.

The Warrants issued to Dr. Adelson are not exercisable until all necessary approvals have been obtained (the “Approvals”), including listing of the shares of Common Stock issuable upon exercise of such Warrants on the New York Stock Exchange and until the stockholder approval of the issuance of shares of the Common Stock upon exercise of such Warrants is effective. Stockholders holding approximately 68.9% of the Issuer’s outstanding common stock as of November 10, 2008 have approved by written consent the exercise of the Warrants and the issuance of shares of the Common Stock upon exercise of such Warrants, as well as the grant of preemptive rights under the Investor Rights Agreement (described below) (the “Stockholder Action”). The Stockholder Action will not be effective until 20 days after the Issuer mails to all of its Stockholders an information statement on Schedule 14C under the Securities Exchange Act of 1934 (the “Information Statement”) regarding the Stockholder Action. Pursuant to the Note Conversion and Securities Purchase Agreement, the Issuer has agreed to prepare, file with the Securities and Exchange Commission (the “SEC”) and mail to its Stockholders the Information Statement. If the Issuer does not obtain all required Approvals within 120 days of the date of the Note Conversion and Securities Purchase Agreement, thereafter and until the Issuer receives all required Approvals, a fee will accrue at a rate of 2.00% per annum on the aggregate liquidation preference in respect of the Series A Preferred Stock then held directly or beneficially by Dr. Adelson, Mr. Adelson, or any related party of Mr. Adelson's (provided, that in the event that any such holder only holds Warrants (or Common Stock for which the Warrants have been exercised) at the time of such default, the applicable fee shall be determined as described above as though such holder then holds such amount of Series A Preferred Stock as was originally issued to Dr. Adelson in proportion to the amount of Warrants (or the amount of Warrants the exercise of which yielded the Common Stock) then actually held by such holder).

The Note Conversion and Securities Purchase Agreement contains customary representations, warranties and covenants for investments of this type. In addition, the Issuer agreed to reimburse Dr. Adelson for certain expenses, including, among others, those incurred in connection with the preparation, negotiation, execution and delivery of the Note Conversion and Securities Purchase Agreement and related transaction documentation and to indemnify Dr. Adelson, Mr. Adelson and their related parties for liabilities and expenses arising as a result of their failure to make any required filings under the Hart-Scott-Rodino Act. Finally, Mr. Adelson, Dr. Adelson and certain entities related thereto waived their

CUSIP No. 517834107	Page 15 of 18 Pages

SCHEDULE 13D

preemptive rights under the Investor Rights Agreement (described below) in connection with the offerings of the Series A Preferred Stock, Warrants and Common Stock described herein.

Second Amended and Restated Registration Rights Agreement. On November 14, 2008, in connection with the Note Conversion and Securities Purchase Agreement, Dr. Adelson and certain other stockholders party thereto entered into a Second Amended and Restated Registration Rights Agreement (the “Second Amended and Restated Registration Rights Agreement”). Pursuant to the Second Amended and Restated Registration Rights Agreement, Dr. Adelson has been granted the same registration rights with respect to the Series A Preferred Stock, the Warrants, the Common Stock issuable upon exercise of the Warrants and the Common Stock issued upon conversion of the Notes as the registration rights previously granted under the agreement (such stockholders, together with Dr. Adelson, the “Adelson Holders”).

Under the Second Amended and Restated Registration Rights Agreement, subject to certain conditions, the Adelson Holders have demand and Form S-3 registration rights with respect to sales of the Series A Preferred Stock and Warrants, as well as with respect to the Common Stock (collectively, the “Registrable Securities”). The Adelson Holders and the other parties to the Second Amended and Restated Registration Rights Agreement also have certain piggyback registration rights with respect to sales of Common Stock. In addition to the grant of registration rights, if the Issuer fails to comply with its obligations to file a registration statement in respect of the Registrable Securities within 90 days of a registration request by the Adelson Holders, fails to cause such registration statement to be declared effective by the SEC within 120 days of a registration request, or such a registration statement ceases to be effective or otherwise usable for a specified period of time (each, a “Registration Default”), then the Issuer will pay liquidated damages to the Adelson Holders holding the Registrable Securities equal to (i) one-half of one percent (50 basis points) per annum on the aggregate liquidation preference in respect of the Series A Preferred Stock constituting Transfer Restricted Securities (as defined in the Second Amended and Restated Registration Rights Agreement) then held directly or beneficially by the Adelson Holder for the period up to and including the 90th day during which such Registration Default has occurred and is continuing; and (ii) one percent (100 basis points) per annum on the liquidation preference with respect to the Series A Preferred Stock constituting Transfer Restricted Securities then held directly or beneficially by the Adelson Holder for the period including and subsequent to the 91st day during which such Registration Default has occurred and is continuing; provided, however, that in the event that any such holder only holds Warrants (or Common Stock for which the Warrants have been exercised) at the time of such Registration Default, liquidated damages shall be determined in accordance with the foregoing clauses (i) or (ii), as the case may be, as though such holder then holds such amount of Series A Preferred Stock constituting Transfer Restricted Securities as was issued pursuant to the Note Conversion and Securities Purchase Agreement in proportion to the amount of Warrants (or the amount of Warrants the exercise of which yielded the Common Stock) then actually held by such holder.

CUSIP No. 517834107	Page 16 of 18 Pages

SCHEDULE 13D

Investor Rights Agreement. OnSeptember 30, 2008, in connection with the purchase of the Notes, the Issuer and Dr. Adelson entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, subject to certain exceptions, Dr. Adelson, Mr. Adelson and certain trusts for the benefit of the Adelson family (the “Adelson Rights Holders”) were granted pre-emptive rights with respect to any future proposed issuance or sale by the Issuer of equity interests (including convertible or exchangeable securities), pursuant to which they will be able to purchase a portion of the offered equity interests based on their fully diluted Common Stock ownership interests in the Issuer. Pursuant to the Investor Rights Agreement, the Issuer agreed to indemnify the Adelson Rights Holders for certain liabilities.

On November 10, 2008, pursuant to the Note Conversion and Securities Purchase Agreement, Dr. Adelson waived any and all preemptive rights granted under the Investor Rights Agreement with respect to the sale by the Issuer of the Series A Preferred Stock and Warrants pursuant to the Note Conversion and Securities Purchase Agreement, the issuance of Common Stock upon exercise of the Warrants, and the concurrent underwritten public offering of Common Stock, Series A Preferred Stock and Warrants.

Lockup Agreement. On November 10, 2008, in connection with the underwriting agreement relating to the underwritten public offering of Common Stock, Series A Preferred Stock and Warrants, Dr. Adelson entered into a lockup agreement (the “Lockup Agreement”). Pursuant to the Lockup Agreement, Dr. Adelson has agreed, subject to certain exceptions, not to sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Series A Preferred Stock for 365 days, including hedging or other transactions reasonably expected to result in a sale or disposition of shares of Series A Preferred Stock, even if such shares would be disposed of by someone other than Dr. Adelson. Dr. Adelson also consented to the entry of stop transfer instructions with the Issuer’s transfer agent and registrar against the transfer of such Series A Preferred Stock in violation of the foregoing restrictions.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, the Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005, Irwin Chafetz and Timothy D. Stein.
2

Convertible Note Purchase Agreement, dated as of September 30, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

CUSIP No. 517834107	Page 17 of 18 Pages

SCHEDULE 13D

3

Note Conversion and Securities Purchase Agreement, dated as of November 10, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

4

Amendment to Note Conversion and Securities Purchase Agreement between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.3 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

5

Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2008, by and among Las Vegas Sands Corp., Dr. Miriam Adelson and the other Adelson Holders (as defined therein) that are party to the agreement from time to time (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

6

Investor Rights Agreement, dated as of September 30, 2008, by and between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

7	Lockup Agreement, dated as of November 10, 2008, entered into by Dr. Miriam Adelson.

CUSIP No. 517834107	Page 18 of 18 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2008

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Miriam Adelson
Name: Miriam Adelson Title: Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

Exhibit 1 to

Schedule 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.001 per share, of Las Vegas Sands Corp., a Nevada corporation.

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Miriam Adelson
Name: Miriam Adelson Title: Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

Dated:  November 24, 2008